SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 11, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, May 11th 2009

To
Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Re.: Sect. 63 Listing Rules and Regulations

In compliance with Sect. 63 of the rules and regulations in force, we hereby inform the following data referred to the quarterly balance sheet for the period ended 31 March 2009:

Figures expressed in thousand Argentine Pesos (AR $)

1) Income of the period – Earnings
Ordinary – Earnings	155,956
Special	0
Total	155,956

2) Shareholders’ Equity
Capital Stock	683,979
Premium on share issue	394,584
Shareholders’ Equity adjustments	4,511
Legal reserve	481,743
Optional reserve
Retained Income – Earnings	211
Total Shareholders’ Equity	1,354,966
Capital Stock	2,919,994

The Notes to the Financial Statements include a detailed description of the effect caused by the application of Law No. 25561, the Decrees of the Argentine Executive Power, the Resolutions issued by the Ministry of Economy and the Communications issued by the Central Bank of the Republic of Argentina.

In the chart below we provide information on the number of Class A and Class B shares owned by the controlling group:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Percentage
Controlling Group	10,469,149	234,989,318	245,458,467	35.89
Other	766,521	437,753,985	438,520,506	64.11
Total	11,235,670	672,743,303	683,978,973	100,00

The controlling group neither owns debt securities convertible into shares nor any options to purchase shares of the company.

The company’s controlling Group is formed by Messrs. Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo and Juan Pablo Brito Devoto.  Mr. Brito is domiciled at Sarmiento 735, Capital Federal and Messrs. Carballo and Brito Devoto at Sarmiento 447, Capital Federal.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 11, 2009

MACRO BANK INC.

By:	/s/
Name: Luis Cerolini
Title: Director